UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

INSTRUCTURE, INC.

(Name of Subject Company)

INSTRUCTURE, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

45781U103

(CUSIP Number of Class of Securities)

Matthew Kaminer

Chief Legal Officer

6330 South 3000 East, Suite 700

Salt Lake City, UT 84121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Matthew Hemington, Esq.

Steve Tonsfeldt, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

(650) 843 5062

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Instructure, Inc., a Delaware corporation (“Instructure” or the “Company”), with the Securities and Exchange Commission on February 24, 2020 relating to the offer (the “Offer”) by PIV Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Instructure Holdings, LLC, formerly known as PIV Purchaser, LLC, a Delaware limited liability company (“Parent”), to purchase all the issued and outstanding shares of Instructure’s common stock, $0.0001 par value per share (the “Shares”), for a purchase price of $49.00 per Share net to the seller thereof in cash, without interest and subject to any withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2020, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

This Amendment should be read in conjunction with the rest of the Schedule 14D-9, as amended, which we urge you to read in its entirety.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection immediately before the heading “Cautionary Statements Regarding Forward-Looking Statements” of the Schedule 14D-9:

“Final Results of the Offer

The Offer and any withdrawal rights thereunder expired one minute following 11:59 p.m., Eastern Time, on March 20, 2020 and was not extended. Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), has advised Parent and Purchaser that, as of such time, an aggregate of 24,828,913 Shares (not including 7,802,215 Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as defined by Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”)) by the Depositary in the Offer) had been validly tendered and not validly withdrawn pursuant to the Offer, which tendered Shares represent approximately 64.4% of the aggregate voting power of the Shares then outstanding. The Depositary also advised that, as of such time, Notices of Guaranteed Delivery had been delivered with respect to 7,802,215 Shares, which Shares represent approximately 20.2% of the aggregate voting power of the Shares then outstanding.

As the Minimum Condition and each of the other conditions to the Offer have been satisfied or validly waived, Parent has advised Instructure that it intends to complete its acquisition of Instructure by consummating the Merger pursuant to the Merger Agreement without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL on or about March 24, 2020. At the Effective Time, Purchaser will merge with and into Instructure with Instructure continuing as the surviving corporation and an indirect wholly owned subsidiary of Parent. In the Merger, each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser, Instructure as treasury stock or any direct or indirect wholly owned subsidiary of Parent or Instructure, or Shares as to which the holder thereof has properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) and not validly tendered and accepted pursuant to the Offer will be automatically converted into the right to receive the Offer Price, without interest thereon. The Shares will be delisted from the New York Stock Exchange and will be deregistered under the Exchange Act.

On March 23, 2020, Purchaser issued a press release announcing the expiration and results of the Offer. The press release is attached as Exhibit (a)(1)(J) is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(J)	Press Release, dated March 23, 2020 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSTRUCTURE, INC.

	By:	/s/ Matthew Kaminer
	Name:	Matthew Kaminer
	Title:	Chief Legal Officer
Dated: March 23, 2020